Exhibit 99.2

Dear option holder,

As previously announced, we are offering you the opportunity to exchange any or all of your eligible stock options, on a grant-by-grant basis, for restricted shares of GCI’s Class A common stock (collectively, the “Option Exchange Program”).  Soon you will receive an e-mail that will include a link to a website containing written materials explaining the terms of the Option Exchange Program.  After reading the documentation you will be directed to decide which, if any, of your eligible options you would like to exchange.  The website will also contain a secure election page through which you can make your exchange election electronically.  Attached to this e-mail are answers to some frequently asked questions that may arise in connection with the Option Exchange Program.  Once the Option Exchange Program begins we will send you all of the necessary information and procedures for participation in the program.

We are also holding presentations to help familiarize you with the Option Exchange Program.  The first presentation will be held this Friday, August 7th, at noon in the 16th floor conference room at GCI’s headquarters, located at 2550 Denali Street, Anchorage, Alaska 99503.  The second presentation, which will cover identical topics, will be held next Tuesday, August 11th, at the same time and place.  Pizza and sodas will be served at both presentations, so we encourage you to join us for lunch and a discussion of the things to consider to help you decide whether you want to participate in the Option Exchange Program.  To sign up for either presentation please click on the following link, http://intranet.gci.com/applications/meeting3/newmeet2.cfm, and follow the instructions on the website.  If you are unable to attend either presentation in person, or if you prefer to participate telephonically, please use the following conference dial-in number: 1-800-315-6338.  Once you have been connected to the conference call please enter the conference code 6952 followed by the # sign.

The decision of whether or not to participate in the program is a personal one to be made based on each person’s own unique circumstances.  Please make sure to study carefully the program materials you receive, as they will provide important information you need to make an informed decision.  In addition, you are strongly encouraged to consult with your advisors, including your tax advisor, before making any decisions regarding the offer.  If you have any questions after reviewing the materials please send them via e-mail to tenderoffer@gci.com.

Sincerely,

Peter Pounds

The Option Exchange Program described in this e-mail has not yet commenced.  GCI will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission, or SEC, upon the commencement of the Option Exchange Program.  Persons who are eligible to participate in the Option Exchange Program should read the Tender Offer Statement on Schedule TO and other related materials when those materials become available, because they will contain important information about the Option Exchange Program.

GCI’s stockholders and option holders will be able to obtain the written materials described above and other documents filed by GCI with the SEC free of charge from the SEC’s website at www.sec.gov.  In addition, stockholders and option holders may obtain free copies of the documents filed by GCI by directing a written request to:  General Communication, Inc., 2550 Denali Street, Suite 1000, Anchorage, Alaska 99503, Attention:  Investor Relations.